UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2005

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc. today announced that its corporate partner, Boston Scientific (“BSC”), has been recognized by physicians as a leader in the pursuit of evidence-based medicine though the increased use of randomized controlled clinical trials.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: October 19, 2005

      By:/s/ David M. Hall

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE

NEWS RELEASE

Wednesday, October 19, 2005

ANGIOTECH PHARMACEUTICALS CORPORATE PARTNER BOSTON SCIENTIFIC CORPORATION RECOGNIZED AS LEADER IN DEVELOPMENT OF RIGOROUS CLINICAL TRIALS

Importance of evidence-based medicine highlighted at TCT 2005

VANCOUVER, BC and WASHINGTON, DC, October 19, 2005 – Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) corporate partner, Boston Scientific (“BSC”), today announced that it was recognized by physicians as a leader in the pursuit of evidence-based medicine through increased use of randomized controlled clinical trials.  The comments were made during the annual Transcatheter Cardiovascular Therapeutics symposium, in Washington, D.C.  The clinical program supporting the BSC’s TAXUS® Express2™ paclitaxel-eluting coronary stent system was cited as the type of definitive medical evidence that physicians should use in making treatment decisions.

The importance of evidence-based medicine was highlighted at a scientific symposium, which included a presentation titled “Evidence-Based Medicine and Best Practices with Drug-Eluting Stents” and addressed the quality of randomized controlled clinical trials and illustrated how designs with varying quality can yield significantly different results.  Specific trial features that have proven especially valuable include: clearly defined endpoints, proper sample size, multi-center, full accounting of patients and independent analysis.

“Physicians today need to make their decisions based on adequately powered trials with clinical outcomes as a primary endpoint,” said Prof. Sigmund Silber, M.D., F.A.C.C., F.E.S.C., Co-chairman of the symposium.  “Non-blinded, single-center trials are not sufficient as a basis for instructing treatment decisions or making drug-eluting stent comparisons.  Boston Scientific is conducting the type of clinical trials that are consistent with strict scientific criteria that physicians need to consider when evaluating their impact on the decision-making process for their patients.”

“Nearly all clinical trials are well-intended to build scientific knowledge but very few measure up to the exacting criteria needed to drive evidence-based medicine,” said Ron Waksman, M.D., of the Cardiovascular Research Institute in Washington, D.C.  “It is important to base clinical judgment on data derived from rigorous clinical trials with clearly defined endpoints that provide physicians with conclusive and scientific demonstration of safety and efficacy in the more complex patient populations.  I am pleased to see Boston Scientific setting a standard within the industry for collecting solid data that supports evidence-based decisions for the growing number of physicians using drug-eluting stents.”

“Our approach to working with the medical community to conduct clinical trials is built on evidence-based medicine,” said Dr. Mary Russell, Senior Vice President for Clinical and Regulatory and Chief Medical Officer, Boston Scientific.  “We strive for scientific rigor and innovation in endpoints and analysis to ensure the data is relevant, complete, rapidly available and shared openly with clinicians, hospitals and patients.  We are proud of our standards and we will continue to drive evidence-based decisions with our clinical studies.”

Last month, Boston Scientific announced that its TAXUS IV, V and VI clinical trials met the treatment guidelines criteria established by the European Society of Cardiology Taskforce for Percutaneous Coronary Intervention for the use of drug-eluting coronary stents (DES).  The guidelines were designed earlier this year to provide physicians with recommendations for DES treatment decisions based on the level of evidence demonstrated in clinical trials.

Evidence-based medicine is intended to improve individual clinician's decisions about managing patients.  The approach emphasizes the use of the best evidence based on scientifically robust studies to achieve informed decisions that can be implemented for specific patient care.  Evidence-based medical care makes it possible to access established knowledge bases and answer clinical questions at the point of care in real time.  One example is the recently launched “Evidence Based Medicine Center” on the TCTMD website at www.tctmd.com.

BSC acquired worldwide exclusive rights from Angiotech to use paclitaxel to coat its coronary stent products and has co-exclusive rights to other vascular and non-vascular products.

Vancouver-based Angiotech Pharmaceuticals, Inc. is a specialty pharmaceutical company pioneering the combination of pharmaceutical compounds with medical devices and biomaterials to both create novel solutions for poorly addressed disease states and dramatically improve surgical outcomes. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," "may" and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

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FOR ADDITIONAL INFORMATION:

Analysts and Investors:  Todd Young, Vice President Investor Relations and Communications,

Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6933

Analysts:  Rui Avelar, Senior Vice President Medical Affairs and Communications,

Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6996

Media:  Wendy Carhart, Waggener Edstrom Bioscience, (503) 443-7354, Email: wendyc@wagged.com